August 28, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Mr. Edwin Kim

Re:	HQ Sustainable Maritime Industries, Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed March 12, 2009
File No. 001-22473

Dear Mr. Kim:

On behalf of HQ Sustainable Maritime Industries, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter, dated August 10, 2009 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced Form 10-K (the “Form 10-K”).

We appreciate the effort that went into the Staff’s comments. For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

Form 10-K Filed on March 12, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations — Year Ended December 31 2008 Compared to Year Ended December 31 2007, page 24

1.

We note your response to comment four from our letter dated July 8, 2009 including your statement that your increase in sales is attributable to a multitude of reasons rather than a simple mathematical correlation between production capacity and sales. Your current disclosures indicate a 25% increase in revenues in your aquatic products segment and a 19% corresponding increase in your marine bio and healthcare products in 2008 in comparison to 2007. Please revise your disclosures within Results of Operations to describe the primary drivers for your increased revenues, which may include but are not limited to the introduction of new products, increased selling prices in comparison to prior year, additional sales to new geographic territories, or increased production capacity allowing you to meet additional sales demands. SEC Release 33-8350, available on our website at

www.Soc.gov./rules/interp/33-8350.htm, states that a primary objective of MD&.A is to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management.

Response:

Please be advised that our aquaculture sales in 2008 and in 2007 were realized from three sources: tilapia, shrimps and ocean caught fish. Of the total increase in sales during 2008 compared to 2007, 46% originated from tilapia, 32% originated from shrimps and 22% from ocean caught fish. The tilapia increase in sales in 2008 compared to 2007 was mostly the result of increased prices in the first half of 2008, because market conditions forced the prices up as a result of a supply shortage in the industry due to a specially harsh 2007-2008 freezing winter in China The shrimp sales increase in 2008 compared to 2007 is due to a combination of both increase in volumes and prices. Volume of shrimps sold increased by 18% while prices increased by approximately 17%. Sales of shrimps occur mostly in the second portion of the year. Finally, sales originating from ocean caught fish which also occur mostly in the second half of the year were the result of a combination of increased prices of 20% and increased volumes of approximately 35%.

We will provide additional information in the amended Form 10-K to comply with your request as follows (the revision is underlined):

Segments

Manufacturing and selling of aquatic products

Hainan Quebec Ocean Fishing Co. Ltd (HQOF), is engaged in the processing and selling of aquatic products. The revenue contributed by this segment was $45,370,400 and $36,248,437 for the years ended December 31, 2008 and 2007, respectively, an improvement of 25 percent. Our aquaculture sales in 2008 and in 2007 were realized from three sources: tilapia, shrimps and ocean caught fish. Of the total increase in sales during 2008 compared to 2007, 46% originated from tilapia, 32% originated from shrimps and 22% from ocean caught fish. The tilapia increase in sales in 2008 compared to 2007 was mostly the result of increased prices in the first half of 2008, because market conditions forced the prices up as a result of a supply shortage in the industry due to a specially harsh 2007-2008 freezing winter in China The shrimp sales increase in 2008 compared to 2007 is due to a combination of both increase in volumes and prices. Volume of shrimps sold increased by 18% while prices increased by approximately 17%. Sales of shrimps occur mostly in the second portion of the year. Finally, sales originating from ocean caught fish which also occur mostly in the second half of the year were the result of a combination of increased prices of 20% and increased volumes of approximately 35%. In 2008, the production capacity of our fish processing plant was increased by 50 percent, effective from the third quarter of the year. The related gross profit ratio of this segment was 25 percent and 27 percent for the years ended December 31, 2008 and 2007 respectively. The second half of 2008 showed a recovery in the percentage of gross profit as the first half gross profit margins were hurt significantly by the international markets not recognizing the difficult position of the tilapia industry in that period. This segment contributed $9,963,357 and $6,299,304 to net income for the year ended December 31, 2008 and 2007 respectively. The significant increase in sales and related gross profit of this segment in 2008, added to a bad debt recovery and no income taxes since January 2008 led to such favorable improvement in the profitability in 2008 compared to 2007.

Similarly, in the health and bio-products segment, approximately 88% of the increase in sales in 2008 compared to 2007 originated from the shark related processed products. That sales increase of those products in 2008 compared to 2007 was the result of an average increase of 8% of sales price combined to an average increase in volumes of approximately 18%.

We will provide additional information in the amended Form 10-K to comply with your request as follows (the revision is underlined):

Manufacturing and selling of health and bio-products

Our other manufacturing subsidiary, Jiahua Marine, is engaged in the manufacturing and selling of marine bio and healthcare products. During the years ended December 31, 2008 and 2007, Jiahua Marine realized sales of $22,352,883 and $18,721,774 respectively, an increase of 19 percent. Approximately 88% of the increase in sales in 2008 compared to 2007 was the result of a combination of increase in volumes and sales prices originating from our shark processed related products. The gross profit ratio from this segment was 75 percent and 84 percent for the years ended December 31, 2008 and 2007 respectively. That reduction in gross profit experienced in 2008 was the result of a different sales mix, added to development costs incurred in relation to new products to be marketed in 2009, and finally to market penetration costs incurred from the second half of 2008 The major expense of this segment was advertising, representing 20 percent and 28 percent of revenue for the year ended December 31, 2008 and 2007 respectively. The net income contributed by this segment was $8,999,699 and $7,984,935 for the years ended December 31, 2008 and 2007 respectively, an increase of 13 percent in the year in 2008.

Item 8._Consolidated Financial Statements and Supplementary Data, page 29

Notes for the Consolidated Financial Statements, page 39

2.	We note your response to comment 10 from our letter dated July 8, 2009 and your intention to disclose within MD&A your $1,621,000 expense related to the 300,000 share issuance on March 18, 2008. Please explain to us how you have calculated such amount, as it appears the market value of your stock was approximately $12 per share at the date of the issuance of the shares. Please add disclosure within the footnotes to your consolidated financial statements within your amended 10-K indicating the amount of expense recorded related to this issuance and where you have classified the expense in your consolidated statement of income.

Response:

Please be advised that by virtue of a Waiver and Amendment Agreement dated February 22, 2008 entered into by our Company and the November 2006 Note holders, the Note holders waived all past and future liquidated damages as a result of the Company’s failure to timely file the Registration Statement and also waived all interests accrued under the Notes up to March 31, 2008, against the issuance of 300,000 common shares to the Notes holders. From November 2006 (date of the related financing), we accrued interests on the Notes and estimated penalties up to December 31, 2007. As of December 31, 2007, we had related accrued interests and estimated penalties of $1,949,167. On March 18, 2008, we issued 300,000 common shares at market price of $11.90 each for total consideration of $3,570,000. Consequently, in the first quarter of 2008, we expensed an amount of $1,620,833 (rounded to $1,621,000) (made of $3,570,000 less $1,949,167).

As discussed with and approved by the Staff on a telephone conference held on August 27, 2009, we will provide additional information in the MD&A’s Finance costs section in the amended Form 10-K to comply with your request as follows (the revision is underlined):

Finance costs. Finance costs decreased to $2,662,734 from $5,857,117 for the year ended December 31, 2008 as compared to the previous year, a reduction of $3,194,383 or 55 percent. Included in the 2008 finance costs are the non-recurring costs recognized in relation to the final judgment on the Westminster Securities and John O’Shea claims against the Company and settled in the first half of 2008. In addition, by virtue of a Waiver and Amendment Agreement dated February 22, 2008 and relating to the promissory notes issued in November 2006, included also in the first half of 2008 are the non-recurring costs of penalties and interests amounting to approximately $1,621,000, regarding the late filing of the registration statement relating to the underlying shares of the convertible notes issued in November 2006. Finally, the carrying interests on the promissory notes issued in 2006 added to the continued combination of amortization of the future conversion of warrants (non–cash) attributed to investors on those notes of $10,225,000 issued in 2006, and to the amortization of the embedded conversion option (also non–cash) related to the same notes. Those non-cash financing costs were recognized in accordance with FAS 123R and EITF 00-27. Such amortization will be repeated, on a pro-rata basis, until maturity of the underlying notes. Finance costs will continue to decrease in 2009 as the maturity of the promissory notes will occur in November 2009.

We will integrate the above precision in the Form 10-K for the fiscal year ended December 31, 2009.

Note 3 — Accounting Policies, page 40 N.

Segments, page 43

3.	We note your response to comment 11 from our letter dated July 8, 2009 including your proposed revisions within ‘Distribution Channels’ at Item 1 — Business. We acknowledge your statement that ‘less than 10% of consolidated revenues and less than 10% of consolidated income from operations is generated outside of Mainland China because a large amount of seafood products are sold in China for export to the United States’. We note your disclosures at page 2 state your ‘products are sold principally to customers in North America, Europe and Asia’, while at page 5 you indicate ‘…we export from our subsidiary in the PRC varying quantities of tilapia in different forms to the United States, Europe, Asia and other regions’. Please revise your disclosures throughout your entire Form 10-K to clearly state that the vast majority of your sales occur within China to Asian clients, with subsequent distribution in the United States and Europe completed by independent parties. In addition, your disclosure at page 2 indicates your primary sales office is located in Seattle, Washington. Please clarify that your current sales activity is primarily limited to distributors within China, rather than within the U.S.

Response:

Please be advised that in the amended Form 10-K, we will revise our disclosure through the entire Form 10-K to clearly state that the vast majority of our sales occur within China to Asian clients, with subsequent distribution in the United States and Europe completed by independent parties. In addition, we will revise our disclosure at page 2 of the amended Form 10-K as follows (the revision is underlined):

We are a multi-national company with our headquarters and primary sales offices based in Seattle, WA. We are a vertically integrated aquatic product producer, processor, and farmer (e.g. through cooperative arrangements with pond farmers) with operations in the PRC of toxin free tilapia, other aquatic products, and marine bio and healthcare products. We use state-of-the-art and environment-friendly technologies in our production, processing, and cooperative farm operations. Our facilities are currently certified according to the HACCP standards, currently assigned an EU code required for exporting aquatic products to the EU, and are currently certified in accordance with the ACC standards. Our products are sold principally to customers in North America, Europe and Asia. Our current sales activity is primarily directed to distributors within PRC, rather than within the U.S.

Executive Compensation, page 61

4.	We note your response to comment 13 of our letter dated July 8, 2009, and we reissue it. Please provide a more detailed discussion of how the compensation committee and the board of directors awarded the annual bonuses for your named executive officers. For example, on page 12 of your response letter, you indicate you considered five performance objectives, but fail to clarify whether these relate solely to the awarding of annual bonuses and if these objectives were set prospectively or retroactively. On page 11 of the response letter, you indicate that your compensation was evaluated based on “targeted levels.” If your annual bonuses were based on performance targets, please disclose those targets.

Response:

Please be advised that the Company has granted annual bonus based on the employment agreements entered into with the named executive officers. Pursuant to these employment agreements, the executive officers are entitled to an annual bonus in an amount no less than $100,000.00 for Mr. Harry Wang, $100,000.00 for Ms. Lillian Wang, $50,000.00 for Mr. Norbert Sporns and $25,000 for Mr. Jean-Pierre Dallaire for each calendar year. The Compensation Committee decided to increase such contractual bonus by 10% a year for the last four years in view of the fact that in each of the past 4 years, the income from operations of the Company has increased substantially over 10%. Other than the target provided above, the Compensation Committee has not set forth any additional targets. The Compensation Committee has not decided to award any other performance bonus.

5.	We note your response to comment 14 of our letter dated July 8, 2009, and we reissue it in part. Please revise to clarify the following:

•	Summary Compensation Table: Please include the material terms of your employment agreements with your named executive officers in footnotes A and B.

Response:

Please be advised that we will include a summary of the material terms of the salaries and bonuses of our named executive officers as described in their respective employment agreements in footnotes A and B as follows:

(A) The 2008 base salaries for all named executive officers as determined by their employment agreements. On April 1, 2004, the Company entered into a five-year employment agreement with each of Mr. Harry Wang, Ms. Lillian Wang, and Mr. Norbert Sporns (collectively, the “Executives”). Subsequently on April 11, 2005, the Company entered into Amendment No.1 to Employment Agreement with each of the Executives. The agreements automatically renewed for five (5) years. The agreements provide an annual base salary of US$100,000.00 for Mr. Wang, US$150,000.00 for Ms. Wang, and US$150,000.00 for Mr. Sporns, less all applicable taxes and other appropriate deductions. The base salary is increased annually in an amount no less than ten percent (10%) of the respective base salary. The Company’s Board of Directors (the “Board”) has the sole discretion to decide whether an Executive’s base salary may be increased by more than ten percent (10%).

On September 1, 2004, the Company entered into a five-year employment agreement with Mr. Jean Pierre Dallaire to serve as the Chief Financial Officer of the Company. This agreement automatically renews for an additional five (5) years unless either party provides written notice at least six (6) months prior to August 31, 2009. This agreement provides an annual base salary of US$100,000.00 for Mr. Dallaire. The base salary is increased annually in an amount no less than ten percent (10%). The Board has the sole discretion to decide whether Mr. Dallaire’s base salary may be increased by more than ten percent (10%). Mr. Dallaire’s employment agreement contains non-competition, non-solicitation, confidentiality, and related provisions that are relatively standard for executive employment agreements.

(B) The bonus for all named executive officers as determined by their employment agreements and the Board. The Executives are entitled to an annual bonus of no less than $100,000.00 for Mr. Wang, $100,000.00 for Ms. Wang, $50,000.00 for Mr. Sporns and $25,000.00 for Mr. Dallaire for each calendar year. The decision to pay any annual bonus to the Executive in excess of these threshold amounts, and the amount of any annual bonus increment in excess of these threshold amounts, will be within the Board’s sole discretion based on its review of the operating performance of the Company during the preceding fiscal year.

The Executives are eligible for non-qualified stock options under the stock option plan of the Company (the “Stock Option Plan”), subject to certain terms and conditions. Pursuant to the Stock Option Plan, the Company shall grant to each of the Executives an option to purchase an aggregate of twenty percent (20%) of the then fully diluted shares of the Company’s common voting stock that are available under the Stock Option Plan. In addition, at the beginning of each quarter during the term of the employment agreement, the Company shall grant to each of the Executives an option to purchase five percent (5%) of the then fully diluted shares of the Company’s common voting stock. Fifty percent (50%) of the options granted on the Grant Date (as defined in the agreements) is vested and exercisable from and after the Grant Date and the remaining fifty percent (50%) of the options vest and become exercisable on the first anniversary of the Grant Date. Subsequent grants of stock options vest and are exercisable pursuant to the terms and conditions of the Stock Option Plan. None of the options have been awarded to the Executives pursuant to the Stock Option Plan since 2004.

The Executives are eligible to participate in incentive, savings, retirement (401(k)), and welfare benefit plans, including without limitation, health medical, dental, vision, life (including accidental death and dismemberment) and disability insurance plans. The Company will purchase directors and officers liability insurance for the Executives.

Mr. Dallaire is eligible for non-qualified stock options under the Stock Option Plan, subject to certain terms and conditions. The Company shall grant Mr. Dallaire an option to purchase an aggregate of ten percent (10%) of the then fully diluted shares of the Company’s common voting stock available under the Stock Option Plan. In addition, at the beginning of each quarter during the term of this agreement, the Company shall grant to Mr. Dallaire an option to purchase two and one half percent (2.5%) of the then fully diluted shares of the Company’s common voting stock. Fifty percent (50%) of the options granted on the Grant Date shall be vested and exercisable from and after the Grant Date and the remaining fifty percent (50%) of the options granted on the Grant Date shall be vested and become exercisable on the first anniversary of the Grant Date. Subsequent grants of stock options shall be vested and be exercisable pursuant to the terms and conditions of the Stock Option Plan.

Mr. Dallaire is eligible to participate in incentive, savings, retirement (401(k)), and welfare benefit plans, including without limitation, health medical, dental, vision, life (including accidental death and dismemberment) and disability insurance plans. The Company shall purchase directors and officers liability insurance for Mr. Dallaire.

•

Nonqualified Deferred Compensation Table: Please explain what you mean by “retained compensation” and provide a more detailed explanation of the amounts in the “Aggregate Withdrawals/Distribution” and “Aggregate Balance at Last Fiscal Year- End” columns.

Response:

Please be advised that we have revised Nonqualified Deferred Compensation Table. The footnotes now read as follows:

(A) These amounts were reported as the amount of salary and bonus earned by the named executive officer in the last completed fiscal year in the above Summary Compensation Table.

(B) Aggregate withdrawals/distributions is the aggregate dollar amount of all withdrawals by the named executive officer during the last fiscal year. This amount includes compensation that was earned in 2008 and in prior years.

(C) Aggregate balance is the total amount of salary and bonus earned by the named executive officer in the last completed fiscal year and in prior years that has been deferred as of December 31, 2008. Each named executive officer may defer his or her compensation by his or her own choice.

•	Director Compensation Table: Please reconcile the figures in footnote A with those in the first two columns for Messrs. Intrater and Emas.

Response:

Andrew Intrater is remunerated on the basis of $30,000 in cash per year. Mr. Intrater was paid an additional $15,000 in 2008 for services provided in the previous year. Joseph Emas was paid $10,000 for services provided in 2007 in addition to his $20,000 cash per year for 2008.

6.	We note your response to comment 15 of our letter dated July 8, 2009, and we reissue the comment. We are unable to find a full description of your “limited fringe benefits, perquisites, severance and other benefits,” in your proposed revisions. This should include providing details of what you mean by “rental payments and insurance,” as described in the proposed footnote C of your Summary Compensation Table.

Response:

Please be advised that we will provide a full description of our “limited fringe benefits, perquisites, severance and other benefits” on page 61 of the amended Form 10-K as follows:

In addition to these key elements of compensation, our compensation framework includes limited fringe benefits, perquisites and other benefits. Based on the employment agreements entered into between the Company and the named executives, the named executives are eligible to participate in incentive, savings, retirement (401(k)), and welfare benefit plans, including without limitation, health medical, dental, vision, life (including accidental death and dismemberment) and disability insurance plans. Since our main operation is in China and the named executive officers maintain personal residences in China and other places than Seattle, our headquarters office, the company also supports the rent for the named executive officers during their stay in Seattle.

We will also revise the proposed footnote C of our Summary Compensation Table to provide details of “rental payments and insurance” as follows:

This column represents the payment of perquisites and personal benefits, including rental payment the Company supports for the named executive officers during their stay in Seattle and the insurance issued to Jean-Pierre Dallaire, our CFO, whereby he is reimbursed his premiums for health insurance, medication and disability according to the employment agreement he entered into with the Company. No such insurance has been issued to other named executive officers.

Exhibits

7.	We note your response to comment 17 from our letter dated July 8, 2009. While we acknowledge your inclusion of consents into previously filed registration statements, it appears your registration statements also incorporate by reference your future Exchange Act filings. For example, it appears your Form S-3 filed November 5, 2008 incorporates by reference all documents to be filed under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of filing of the registration statement, please include the required consent from your current auditor under Exhibit 23 or advise us why it is not applicable.

Response

Please be advised that we will include Schwartz Levitsky Feldman LLP, our current auditor’s consent under Exhibit 23. The Consent states as follows:

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-155048) and all documents to be filed under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of filing of this registration statement and until all of the common stock to which this registration statement relates has been sold or the offering is otherwise terminated of our report dated March 2, 2009 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of HQ Sustainable Maritime Industries, Inc. included in the Annual Report on Form 10-K, as may be amended, for the year ended December 31, 2008 and of our report dated

Schwartz Levitsky Feldman LLP

Exhibits 31.1 and 31.2

8.	We note your response to comment 19 from our letter dated July 8, 2009 and your intention to conform the introductory language of your certifications to Item 601(b)(31) of Regulation S-K in future filings, Please confirm to us that your certifications will be revised within your upcoming amendment to Form 10-K.

Response

We confirm that our certifications will be revised within our upcoming amendment to Form 10-K.

Comment 12 of the Staff’s comment letter dated July 8, 2009

Note 14 – Appropriation of Retained Earnings, page 51

12.	We note your appropriations to reserves, and your requirement to make annual appropriations to the statutory surplus reserve and the public welfare reserve. Further, we note the requirement to increase the statutory surplus reserve until it reaches 50 percent of registered capital. Please revise your disclosures to include the remaining statutory surplus reserve required for each balance sheet date. In addition, if true, please add disclosure indicating that the laws and regulations of the PRC restrict the distribution of the statutory surplus reserve in any form outside of the PRC, whether by cash dividend or for use in U.S. operations. Refer to Rule 4-08(e) of Regulation S-X for additional guidance.

Response:

We sincerely appreciate the Staff’s time and effort in discussing with us on a telephone conference held on August 27, 2009 in connection with our correspondence addressed to the Staff on July 22, 2009 regarding Note 14 to the Financial Statements for the fiscal year ended December 31, 2008 that additional information will be incorporated into Note 14 in the amended Form 10-K.

As agreed by the Staff, we will incorporate the third paragraph of our previous response into the MD&A section of the amended Form 10-K, under the Liquidity and Capital Resources as follows (revision is underlined):

To date, we have financed our operations through the combination of our operating revenues, equity and debt financing (in connection with which we have at times incurred significant costs), short–term bank loans, and the use of shares of our common stock issued as payment for services rendered to us by third parties. In the past, we issued shares of our common stock and warrants in private placement transactions to help finance our operations, and to pay for professional services (such as financial consulting, market development, legal services and public relations services). We recognized these services on our books as operating or deferred expenses and amortized over their estimated useful life. The number of shares we issued for these purposes were determined as of the dates of invoices relating to such services, and the shares were valued at their market prices on those respective dates. In addition, as required by PRC laws, we establish yearly reserves shown in the shareholders’ equity section of our balance sheet. Those reserves, which are created by a transfer from the retained earnings account, limit our capacity to pay dividends to shareholders until the retained earnings become positive. The laws and regulations of the PRC restrict any form of distribution of statutory surplus reserve outside of the PRC, whether by cash dividends or for use in the US operations. As of December 31, 2008, the remaining statutory surplus reserve required is approximately $3.25 million (2007: $4.25 million). As we are in an expansion phase, we do not intend to pay dividends to shareholders in the foreseeable future. To date, we have not paid any dividends.

Furthermore, we will integrate these sentences into the Notes to the Financial Statements in our future Form 10-K filings concerning the reserves.

Closing Comment Response

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses would be helpful in your review of our annual report amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Jie Xiu at (212)704-6018 in case of any further comments or questions in this regard. Their fax number is (212)704-5904.

Sincerely yours,

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

By:	/s/ Norbert Sporns
Name:	Norbert Sporns
Title:	Chief Executive Officer

By:	/s/ Jean-Pierre Dallaire
Name:	Jean-Pierre Dallaire
Title:	Chief Financial Officer